Mail Stop 3720

March 10, 2006

Joel A. Littman
Chief Financial Officer
CPI International, Inc.
811 Hansen Way
Palo Alto, California 94303-1110
(650) 846-2900

Re: 	CPI International, Inc.
Amendment No. 2 to Form S-1
Filed March 2, 2006
File No. 333-130662

Dear Mr. Littman:

      We have reviewed your filings and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note that, in response to prior comment 2, you moved the subsection entitled "Risk Factors" so that it immediately follows the
"Market Trends" subsection. If you elect to retain the information appearing under "Risk Factors" in the current location, then please revise the last bullet point under "Our Competitive Strengths" to balance the presentation of the financial data with disclosure that you have a history of net losses for the past five years with the exception of fiscal years 2003 and 2005. Furthermore, you should revise the information appearing in the relocated "Risk Factors" subsection to clarify who is Cypress.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

2. We note your response to comment 9 and the disclosure provided on pages 36-37. We continue to believe it is inappropriate for you to compare in MD&A non-GAAP information to your historic results of operations. Remove the combined information and related disclosures from MD&A. You should discuss your results of operations in its historic context, i.e., when discussing the changes in your income statement line-items, you should describe the impact of the acquisition including the impact of the change in cost basis and the impact of comparing a 36-week period to a full year.

Results of Operations, page 35

3. Revise to provide an analysis of how the San Carlos move will continue to impact your results of operations, including the expected reduction in sales and production inefficiencies mentioned in the new risk factor on page 14.

4. Briefly indicate how you determined the amount of the special bonus payable to employees and directors in the first quarter of fiscal year 2006, and clarify whether the bonus was determined in accordance with the parameters of the 2006 Equity and Performance Incentive Plan as summarized on pages 82-83.

EBITDA, page 38

5. We note your revisions in response to prior comment 10. Revise the discussion of EBITDA for purposes of calculating management bonuses to provide further clarification as to how bonuses are based on EBITDA. Please revise to provide sufficient, but not overwhelming, detail so that the discussion will be clear from its context. Also revise to clarify whether the bonuses were paid in cash or some other form of consideration. Further, state clearly whether or not the bonuses are paid regardless of whether or not the company is profitable as measured by net income.

Financial Statements

15. Segments, Geographic and Customer Information, pages F-32 - F-
34

6. Tell us why the amounts of total sales by division, provided to us in your letter dated March 2, 2006, do not agree with the total VED sales reported in Note 15 of your financial statements. If the supplemental information includes intercompany sales, please provide us the data for sales to outside customers by division and, if necessary, recompute the EBITDA and gross margin percentages.

7. We note in MD&A that you discuss sales by market. Tell us why you do not disclose segment information by market. Also, using the markets identified in MD&A, please provide us a breakdown of 2005 sales by market for each of the operating segments aggregated within the VED reportable segment.

8. We have considered the information provided to us in your letter dated March 2, 2006, in response to comments 13-15, along with your prior correspondence and information included in your filed document.
As explained more fully below, it is our view that your aggregation of the operating segments within the VED reportable segment does not comply with the guidance in SFAS No. 131.

You are permitted to aggregate two or more operating segments into a single operating segment if the segments are similar in each of the areas set out in SFAS No. 131, paragraph 17 a. to e., and if (a) aggregation is consistent with the objective and basic principles of
Statement 131 and (b) the segments have similar economic characteristics. Note that aggregation is only allowed if the operating segments meet all of the aggregation criteria. Also, note that the objective of Statement 131 is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise`s performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole.

We believe aggregation is a high hurdle and is appropriate only in situations where, as stated by the FASB in the basis for conclusions to SFAS 131, "separate reporting of segment information will not add significantly to an investor`s understanding of an enterprise [because] its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects."
We have the following observations concerning your aggregation of the operating segments within the VED reportable segment:

* Management`s expectation of an improvement in a segment`s operating performance is not a sufficient justification for aggregating it with other better performing operating segments. Refer to paragraph 74 of
SFAS 131. Further, we consider improvement in the performance of a historically poorer performing operating segment to be valuable information that may be lost to investors if it is aggregated with other segments.

* We observe that historically a single division has been the source of a majority of the growth in VED segment sales and gross profits.
This appears to be valuable information that would be lost to investors if this segment is aggregated with other segments that historically have experienced little or no growth.

* On page 9 of your letter you state that in addition to VED products, certain of your divisions also produce subsystems that generally consist of a VED together with the power, control and cooling circuits for the VED.

* On page 10 of your letter you indicate that each of you divisions have different products.

* We continue to believe there are significant difference between Econco and the other segments aggregated within the VED reportable segment. This includes differences in customers, products and services, production processes, methods of distribution, and regulatory environment.

* We note in the first paragraph on page 11 that a certain division sells components that are the "equivalent to a common household bulb and its socket." The nature of these products, its production processes, markets, and the economics of this business seems significantly different than what is experienced by your divisions manufacturing technically more complex products.

* If your Communications & Medical Products division primarily sells its products in the communications and medical related markets then it seems this would create significant differences with those divisions primarily selling in the radar and electronic warfare markets.

Given the disparity of the operating segments` historical gross margins and the differences in their operations and prospects, we believe separate reporting of segment information would materially enhance an investor`s understanding of the company`s performance, prospects for future net cash flows, and assist them in making informed judgments about the company as a whole. We request that management reassess the aggregation of the operating segments within the VED reportable segment. When responding to this comment you should explain to us how your revised segment disclosures fully comply with SFAS No. 131.

9. We are in the process of reviewing the information that you have provided to us in your letter dated March 9, 2006. We may have additional comments after we complete our review.

*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3833 with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


cc:	Richard C. Wirthlin, Esq.
Irell & Manella LLP
      Via Facsimile: (310) 282-5676
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Joel A. Littman, Chief Financial Officer
CPI International, Inc.
March 10, 2006
Page 4